# H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8 -

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING     **01/01/2016**     AND ENDING     **12/31/2016**
                                     MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H.D. Vest Investment Securities, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**6333 North State Highway 161 – Suite 400**
                                     (No. and Street)

**Irving**                           **Texas**              **75038**
        (City)                              (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Chris Rod**                                            **(972) 870-6000**
                                                (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

                (Name -- if individual, state last, first, middle name)

**2323 Victory Avenue, Suite 2000**     **Dallas**     **Texas**     **75201**
        (Address)                              (City)        (State)      (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, <u>Chris Rod</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>H.D. Vest Investment Securities, Inc.</u>, as of <u>December 31, 2016</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:



JENEANE THERESE RICE
Notary ID # 10313546
My Commission Expires
January 3, 2020

_____
Signature

**Financial Operation Principal**
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# H.D. VEST INVESTMENT SECURITIES, INC.

## Table of Contents


Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

## Report of Independent Registered Public Accounting Firm

The Board of Directors/Managers of
H.D. Vest Investment Securities, Inc.

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2016 in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

February 28, 2017

# H.D. VEST INVESTMENT SECURITIES, INC.

## Statement of Financial Condition

## Year ended December 31, 2016

### Assets

| | | |
|---|---|---:|
| Assets: | | |
| Cash and cash equivalents | $ | 18,093,465 |
| Cash required to be segregated under federal or other regulations | | 2,355,255 |
| Commissions and accounts receivable | | 22,603,353 |
| Deferred expenses | | 1,679,759 |
| Other assets | | 1,699,019 |
| Intangibles, net | | 173,459,611 |
| Goodwill | | 194,161,485 |
| Total assets | $ | 414,051,947 |

### Liabilities and Shareholder's Investment

| | | |
|---|---|---:|
| Liabilities: | | |
| Commissions payable | $ | 14,307,831 |
| Amounts due on clearing transactions | | 2,355,245 |
| Payable to Parent, net | | 2,523,330 |
| Deferred revenue | | 2,300,589 |
| Other liabilities and accrued expenses | | 567,935 |
| Deferred tax liability | | 65,954,936 |
| Total liabilities | | 88,009,866 |
| Shareholder's investment: | | |
| Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares | | 17,472 |
| Additional paid-in capital | | 330,196,960 |
| Accumulated deficit | | (4,172,351) |
| Total shareholder's investment | | 326,042,081 |
| Total liabilities and shareholder's investment | $ | 414,051,947 |

See accompanying notes to statement of financial condition.

**H.D. VEST INVESTMENT SECURITIES, INC.**

**Notes to Statement of Financial Condition**

**December 31, 2016**

**(1) Organization and Summary of Significant Accounting Policies**

*(a) Organization and Business*

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent, in turn, is a wholly owned subsidiary of HDV Holdings, Inc. (HDV). The stock of HDV was purchased by Blucora, Inc. (the Acquirer) on December 31, 2015 pursuant to the Purchase Agreement dated October 14, 2015 (the Transaction). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company clears security transactions through Wells Fargo Advisors, LLC (f/k/a First Clearing, LLC), on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

*(b) Cash and Cash Equivalents*

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less in the amount of $2,517,316.

*(c) Cash Required to be Segregated Under Federal or Other Regulations*

Cash of $2,355,255 is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

*(d) Commissions and accounts receivable*

Commissions, including trailers, which are earned but not yet received, are accrued by the Company. Accrued commissions are charged off at either 60 or 90 days depending on the product type.

*(e)  Fair Values of Assets and Liabilities*

The Company applies the provisions of Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires the disclosure of the inputs used to develop the fair value of all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are used by the market participants in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In instances where the determination of the fair value measurement is based on inputs from more than one level of the fair value hierarchy, the entire fair value measurement is classified based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy is measured in three levels based on the reliability of inputs:

- Level 1 – Valuations based on quoted prices in active markets for identical assets as of the reporting date.

- Level 2 – Valuations based on pricing inputs that are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date.

- Level 3 – Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models and similar techniques. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

The following information relates to estimated fair values of the Company's financial instruments as of December 31, 2016:

For cash and cash equivalents, cash required to be segregated under federal or other regulations, commissions and accounts receivable, deferred expenses, other assets, commissions payable, amounts due on clearing transactions, payable to Parent, net, deferred revenue, and other liabilities and accrued expenses, the carrying amounts approximate fair value because of the short maturity of these instruments.

*(f)  Income Taxes*

The Company is included in the consolidated federal income tax return of Blucora. Federal income taxes are generally allocated to the Company as if it had filed a separate return. Blucora also files combined state

income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of the consolidated tax liability in Payable to Parent, net.

The Company accounts for income taxes in accordance with ASC 740, Accounting for Income Taxes, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period and includes income tax expense related to the Company's uncertain tax positions, if any. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

*(g)* *Amounts Due on Clearing Transactions*

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

*(h)* *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*(i)* *Goodwill and Intangible Assets*

Goodwill is calculated as the excess of the acquisition-date fair value of total consideration over the acquisition-date fair value of net assets, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their useful lives on a straight-line basis, except for advisor relationships which are amortized proportional to expected revenue. Goodwill and indefinite-lived intangibles are reviewed for impairment annually, as of November 30, or more frequently when events or circumstances indicate that impairment may have occurred. When assessing goodwill and intangible assets with indefinite lives for potential impairment, management considers whether the value of the asset has been impaired, by evaluating if various factors (including current operating results, anticipated future results and cash flows, and relevant market and economic conditions) indicate a possible impairment and, if appropriate, compares the carrying amount of the asset to its fair value. No impairment loss was recorded in 2016 for goodwill or intangible assets with indefinite lives. See note 5.

*(j) Recently Issued Accounting Standards*

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all recent ASUs. ASUs not listed below were assessed and

determined to be either not applicable or are expected to have minimal impact on the Company's consolidated financial position and results of operations.

**(2) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital cannot be less than $250,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, whichever is greater. At December 31, 2016, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

| | | |
|---|---|---|
| Net capital | $ | 12,370,981 |
| Required net capital | | 1,502,836 |
| Excess net capital | $ | 10,868,145 |
| Ratio of AI/NC | | 182.22% |

The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

**(3) Related-Party Transactions**

The Company has a facilities and services agreement with its Parent. The Parent pays certain costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the Payable to Parent, net on the accompanying statement of financial condition is a $146,096 receivable resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

**(4) Litigation and Contingencies**

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, including governmental and self-regulatory organization inquiries, investigations and proceedings. In accordance with ASC 450, *Contingencies,* the Company has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial position of the Company, taken as a whole. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

**(5) Push-Down Accounting**

The stock of HDV was purchased on December 31, 2015. This Transaction was treated as a business combination by the Acquirer. The Company elected to apply push-down accounting and as a result, the Company recorded the new basis of accounting established by the Acquirer for its individual assets and liabilities. A remeasurement of assets and liabilities during 2016, primarily current and deferred tax liabilities, resulted in additional goodwill of $2,132,462. The impact of the push-down accounting to the statement of financial condition is as follows:

| | |
|---|---:|
| Payable to Parent, net | 128,257 |
| Deferred tax liability | 1,022,500 |
| Additional paid-in capital | 981,705 |
| Total | 2,132,462 |

**(6) Intangible Assets**

At December 31, 2016, the fair value and base value of intangible assets are as follows:

| | Weighted average amortization period (years) | Gross carrying amount | Accumulated amortization | Net carrying amount |
|---|---|---|---|---|
| Amortizing intangible assets: | | | | |
| Advisor relationships | 14 | $131,955,706 | 9,411,232 | $122,544,474 |
| Sponsor relationships | 18 | 16,500,000 | 916,667 | 15,583,333 |
| Proprietary software | 6 | 7,468,155 | 1,295,103 | 6,173,052 |
| Other intangible assets | 4 | 439,304 | 109,826 | 329,478 |
| Total | | 156,363,165 | 11,732,828 | 144,630,337 |
| Non amortizing intangible assets: | Trade name / trademarks | | | 28,829,274 |
| Grand total | | | | $173,459,611 |

(Continued)

**(7) Income Taxes**

Included in Payable to Parent, net is a current tax liability of $2,970,941. The primary temporary difference that gives rise to the deferred tax liability relates to intangible assets created from the Transaction.

The Company does not have any uncertain tax positions at December 31, 2016.

As of December 31, 2016, the Company's U.S. federal tax returns for the years 2013 – 2015 remain open under the normal three-year statute of limitations and are therefore subject to examination.

**(8) Subsequent Events**

The Company has evaluated subsequent events from the statement of financial condition date through the date the financial statement was available to be issued, and determined there are no items to be disclosed.